

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Amherst Pierpont Securities LLC:

We have examined the statements made by Amherst Pierpont Securities LLC (the Company), included in the accompanying Amherst Pierpont Securities LLC's Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2016; (2) the Company's internal control over compliance was effective as of September 30, 2016; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or FINRA's account statement rules 2340 of the National Association of Securities Dealers and rule 409 of the New York Stock Exchange that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Amherst Pierpont Securities LLC's statements referred to above are fairly stated, in all material respects.

KPMG LLP

November 22, 2016



AMHERST PIERPONT

Amherst Pierpont Securities LLC Compliance Report

Amherst Pierpont Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended **September 30, 2016**;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended **September 30, 2016**;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended **September 30,2016**; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Amherst Pierpont Securities LLC

We, Mark Werner, Michael Santangelo, and Bruce James, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.



Mark Werner, Chief Executive Officer



Michael Santangelo, Chief Financial Officer



Bruce James, Head of Operations

November 22, 2016